Filed by WPS Resources Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: WPS Resources Corporation
Commission File Number: 1-11337

WPS RESOURCES CORPORATION

Transcript of Conference Call
July 10, 2006
9:00 a.m. CT

Operator:	Welcome to the conference call on the announced combination of WPS Resources Corporation and Peoples Energy Corporation.

At this time all participants’ lines have been placed in a listen-only mode. Following today’s presentation instructions will be given for the question and answer session should you wish to participate.

At the request of WPS Resources and Peoples Energy, today’s call will be recorded for instant replay.

At this time I would like to turn the conference call over to Mr. Larry Weyers, Chairman, President, and CEO of WPS Resources. You may go ahead sir.

Larry Weyers:	Thank you. With me today is Thomas M. Patrick, Chairman, President, and Chief Executive Officer of Peoples Energy. Also with us on the call are Joe O’Leary, Senior Vice President and Chief Financial Officer of WPS Resources and Tom Nardi, Executive Vice President and Chief Financial Officer of Peoples Energy.

Before we begin I need to point out that this presentation contains forward-looking statements within the definition of the Securities and Exchange Commission’s Safe Harbor rules including pro forma and other information regarding the proposed combination of WPS Resources and People’s Energy.

Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and in many cases neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. I refer you to the forward-looking statement section of today’s press release and to our filed Securities and Exchange Commission disclosure documents for further information.

As we announced earlier this morning WPS Resources and Peoples Energy have reached agreement on a definitive merger agreement that will combine our two great companies. Both companies are very excited about this transaction and believe that it represents a powerful strategic and financial combination. Today we would like to review with you the highlights of the transaction and benefits to key stakeholders after which we will take your questions.

If you haven’t already acquired the slides for today’s presentation you might want to do that now. The slides are available on www.wpsr.com and also on www.peoplesenergy.com under the Investor Information section after which you then select Presentations.

Let’s start by beginning with a look at the transaction highlights and I direct your attention to slide 4 of the presentation. We believe this is a compelling transaction that creates a larger, stronger, and more diversified regulated utility business in the Midwest. In a consolidating industry in which size and scale matters, we’re convinced that both companies have found the best possible partner.

The combined company will obtain the majority of its earnings from low risk utility operations as is the case now for both companies. Our regulated utilities will remain our core business and as such will generate a steady and reliable earnings and cash flow stream. These regulated utilities are a good operational fit and the combined regulated business will have greater market and regulatory diversity from a four state service area.

The combined company will be better positioned to service customers. We will maintain a focus on operational excellence and a constructive regulatory approach and we already have significant identified opportunities to grow our rate base through capital investment.

At the same time the stability of our regulated businesses will give us the ability to continue expanding prudently in complementary, non-regulated energy marketing services. We will also continue to evaluate our other assets including our oil and natural gas production and non-regulated power investments as part of our active asset management strategy.

Prior to closing a transition team consisting of members of both companies will carefully evaluate strategic options for these businesses for the combined board to consider in order to maximize shareholder value and maintain a strong credit profile for the combined company.

From a financial perspective this transition is attractive for both companies’shareholders. We project that it will be earnings accretive to shareholders in 2008 excluding residual transition costs once the companies have been integrated and our regulatory plans have been executed.

We already have $80 million in identified potential annual synergies — about $72 million in our regulated businesses and another $8 million in our non-regulated businesses. These synergies will be achieved over time and it is expected that the one-time cost to obtain these synergies will be approximately $200 million.

Following the closing, current WPS Resources shareholders will benefit from a 16.8% dividend increase based on our current dividend. Peoples Energy shareholders will maintain about the same level of dividend income. The combined company will be committed to maintaining a strong balance sheet and credit profile. Our intent is to create a credit profile that maintains WPS Resources’ current rating. This will support ongoing strategic initiatives and growth.

Finally the combined company will have a larger equity market capitalization with increased market liquidity. This should enhance our ability to raise equity when needed. Now I’ll turn the call over to my friend and colleague Tom Patrick who will discuss some of the key metrics of the combined company. Tom?

Tom Patrick:	Thanks Larry. We at Peoples Energy are excited about this transaction and believe this is a win-win for the shareholders of both companies. Both of our companies have for some time publicly expressed the desire to build scale so as to better compete in a consolidating industry. At Peoples Energy we think we have found an ideal partner in WPS whom we have admired for some time for their success in building value for their shareholders through both their regulated and non-regulated businesses.

The terms of this deal are attractive to both companies’ shareholders. The earnings from the combined company will come predominantly from regulated utility operations which lend stability to earnings and cash flows. In addition synergies will be derived from both regulated and non-regulated sources.

Turning to slide 5, the combined company will be a leading regional energy company. On the regulated side we will have about 1,637,000 natural gas customers and about 477,000 electric customers. Total assets will be about $9.2 billion. The combined company’s market cap will be an estimated $3.6 billion. And it will have an enterprise value of around $6.1 billion.

Combined adjusted historical EBITDA for the 12 months ending March 31, 2006 would have been approximately $675 million. On a pro forma basis regulated operations would have accounted for 60% of this combined adjusted historical EBITDA. Larry, back to you.

Larry Weyers:	Thanks Tom. Slide 6 summarizes the key terms of the transaction. Under the definitive merger agreement which was unanimously approved by both companies’ boards of directors, each common share of Peoples Energy outstanding immediately prior to the merger will be converted into .825 shares of WPS Resources common stock.

As of Wednesday, July 5, 2006 closing prices prior to the publication of an article in the Wall Street Journal, this would result in an approximate value of $41.39 per share for Peoples Energy stock. This represents a premium to Peoples Energy’s shareholders of approximately 14.2% based on the 20 trading day average closing prices for Peoples Energy ending July 5, 2006 and approximately 15% based on the closing price for Peoples Energy on July 5, 2006.

Upon consummation of a merger WPS Resources shareholders will own approximately 57.6% of the combined company and Peoples Energy shareholders will own approximately 42.4%. After closing it is intended that the dividend of the combined company will be 66 cents per quarter.

I will serve as President and CEO of the combined company. My colleague and friend Tom Patrick, Chairman, President, and CEO of Peoples Energy announced earlier this year his intention to retire. Jim Boris, the current lead director for Peoples Energy, will serve as non-executive Chairman of the Board.

The Board of Directors will have an executive committee comprised of myself and Bob Gallagher, lead director from WPS’s board, and Jim Boris and Keith Bailey from the Peoples board. The majority of the combined company’s board members will come from WPS Resources. Other key members of the combined company’s management team will be determined later.

The combined holding company headquarters will be located in Chicago, Illinois while the regulated operating units will retain their existing headquarters. The non-regulated energy business, marketing businesses of the combined company will be headquartered in Green Bay, Wisconsin. Finally we expect the transaction will close by the end of the first quarter of 2007 assuming all regulatory and shareholder approvals have been obtained by that time.

Let me take you through the benefits to shareholders and other key stakeholders in a little more detail. And I would direct your attention to slide 8.

The combined company’s shareholders will benefit from six main sources of value. First our regulated operations will be larger and we will have greater regulatory diversity. We will have constructive and proactive dialog with regulators. In addition service territories stretching across four states will provide diversity in terms of the markets served.

Second, there are significant capital investment opportunities to grow our rate base. Construction of (Westin Four) is expected to be completed in 2008. Through March 31, 2006 capital expenditures on this project since its inception are $317 million. Total capital expenditures by the end of the project will be $549 million.

We also see opportunities to accelerate Peoples Energy corporation’s infrastructure modernization capital program in Illinois with the right regulatory framework.

Third, our 33% stake in American Transmission Company provides regulated earnings growth. As you know there has been good regulatory support from the federal Energy Regulatory Commission and the state commissioners for expansion and improvement of the transmission system in the upper Midwest and American Transmission Company will continue to benefit from that expansion.

Our non-regulated energy marketing businesses are also complementary and provide a strong growth platform giving us a larger and more diversified presence in attractive markets. We see continued growth for them within a robust and disciplined risk management framework.

We will also continue our rigorous asset management strategy. As you know both companies announced recent divestitures, (Sunbury) and Guardian Pipeline for WPS Resources and the power generation assets of Peoples Energy. This asset review will extend to Peoples Energy’s oil and natural gas production operation as well as WPS Resources’ongoing review of its non-regulated power generation assets.

Finally we see the potential opportunity to realize approximately $80 million per year in pre-tax synergy savings to be achieved over time — about $72 million on the regulatory side and about $8 million on the non-regulated side at a one-time cost of approximately $200 million.

Turning to slide 9, our employees and our service area communities are also key stakeholders in this transaction. We will continue striving to enhance the customer experience in all of our businesses and we believe consumers will benefit from the sharing of best practices and our strong commitment to service quality. In fact WPS Resources has a history of serving its customers well and being recognized for doing so.

One example is that the 2005 J.D. Power and Associates electric and natural gas customer satisfaction studies indicated that Wisconsin Public Service achieved an overall satisfaction ranking within the Midwest of 4th out of 19 utilities in the electric study and 5th out of 20 utilities in the natural gas study.

J.D. Power and Associates classified Wisconsin Public Service Corporation, WPS’s electric and natural gas utility, as an all-time best residential electric performer because we ranked in the top quartile nationally over a seven year period, an indication of Wisconsin Public Services strong record of performance.

A second example is that the 2005 (Massey O’Gail) customer satisfaction survey listed WPS Energy Services, that’s WPS Resources’ non-regulated energy marketing subsidiary, as 4th out of 38 in overall customer satisfaction. Since first appearing in the survey in 1999 WPS Energy Services customers have consistently rated it in the top ten in (Massey O’Gail)‘s customer satisfaction rating.

A new feature of the 2005 (Massey O’Gail) study, the customer value index score, combines price and customer satisfaction rankings into a single rating of the company. WPS Energy Services finished second in the customer value index.

In 2006 WPS Resources was named Fortune’s most admired company in the energy industry and Forbes’ best managed utility company in America. And we will strive to maintain and further enhance that reputation going forward. In addition, Peoples Energy has a 150 year tradition of reliable service and innovation in the Chicago area and we hope to build on that tradition.

Recognizing that talented and dedicated and professional employees are the key to success in any business, we will also continue to emphasize strong employee relations. The combined company will provide greater opportunities for our employees by virtue not only of our larger service area and diverse operations but also our larger growth platform and our improved ability to take advantage of strategic opportunities.

Finally we will maintain our commitment to improving the communities in which we serve. And the combined company will maintain the strong civic community and philanthropic presence that both companies have now.

Slide 10 provides a summary of our regulated businesses which will continue to provide the combined company with stable organic earnings growth. Our utility service territories are attractive and vibrant with diverse economies and healthy market conditions.

We also will focus our capital investment program on regulated generation and distribution operations that will grow rate base while maintaining competitive utility rates for our customers. We will share core values across our organizations and will work hard to have a constructive regulatory approach that is so critical to long term success.

Once we have combined the businesses we will also see the potential for synergies by sharing the best practices and eliminating redundant and overlapping functions. Finally our strong balance sheet will enable us to continue to maintain strong credit ratings and ready access to the capital markets.

Slide 11 summarizes our wholesale and retail energy marketing businesses which are also very complementary. We see strategic opportunities to grow in our service — current service areas by continuing our focus on retail and wholesale customers as well as by expanding into new territories.

The combination of our two businesses leverages our expertise, reputation, and assets and expands their geographic reach. For example we’ll be a strong presence when the Illinois electric market opens in 2007. Both of our organizations take a disciplined approach to risk management which has been ingrained over the years in the culture of our companies.

I’ll now turn this over to Tom who will discuss Peoples’ oil and natural gas production business and the financial highlights and business mix for the new company. Tom?

Tom Patrick:	Okay thanks Larry. On slide 12 we have summarized Peoples Energy’s oil and natural gas production business which has been a significant source of growth in earnings for us in recent years. Those assets include approximately 235 billion cubic feet of proven reserves on a pro forma basis as well as a significant amount of probable reserves and a large inventory of drilling opportunities.

Slide 14, the transaction is projected to be accretive to shareholders in 2008 excluding residual transition costs once the companies have been integrated and regulatory plans have been executed. The combined company will offer a strong and sustainable dividend which Larry will have more comment on in a minute.

The combined company will also remain committed to credit quality and balance sheet strength. Our objectives are to maintain WPS Resources’ strong investment grade rating and to use our combined balance sheet and financial profile to support our growth.

Slide 15 illustrates the pro forma business mix. As shown, regulated utility EBITDA represented about 60% of total combined results on a 12 months ended March 31, 2006 basis. Now I’ll turn the call back to Larry to discuss synergies and the dividend.

Larry Weyers:	Slide 16 provides details relating to estimated annual synergies. The combined company estimates steady state synergies of approximately $80 million. We see an opportunity for savings from corporate overhead and redundancies such as corporate staff, IT integration, administrative and public company costs, facilities, and other.

We have an aggressive timeline for implementation and execution. Our transition teams will be focused on delivering operational excellence. In addition the combined company will continue to work towards long term implementation of best practices.

One-time costs to achieve are expected to be about $200 million for such things as IT integration and upgrades, severance and relocation, and other fees and expenses. Our synergy estimates are based upon an analysis prepared with the assistance of (Booze Allen Hamilton), a nationally recognized consulting firm with a great deal of expertise.

Turning to slide 17, a strong dividend has always been important to the shareholders of both companies. WPS Resources has been increasing its dividend for 47 consecutive years while still maintaining strong credit rating. Peoples Energy also has a long tradition of maintaining a strong and growing dividend. We intend to continue this tradition in the years ahead.

After closing it is intended that the dividend of the combined company will be 66 cents per quarter. This expected combined company dividend will represent a 16.8% increase to the current quarterly dividend rate of WPS Resources shareholders and after taking into account the exchange ratio a continuation of the annual dividend income stream for Peoples Energy shareholders. The combined company’s payout ratio will be in line with its peers and we will target an average annual payout ratio of 60% to 65%.

Let me now turn the call back to Tom to discuss our execution plans and regulatory steps that need to take place to complete this transaction.

Tom Patrick:	The transaction timeline is laid out on slide 19. During the third quarter we anticipate filing our joint proxy statement and regulatory filings. Developing the detailed transition implementation plan and obtaining the needed approvals will take us through the end of the year and we anticipate holding shareholder meetings for each company during the last calendar quarter of this year.

While there is some chance we could receive the regulatory approvals in December we believe January or February is more likely. We will close very soon after we receive approvals.

In terms of regulatory milestones, on slide 20 as I noted earlier, we plan to file for regulatory approval in Illinois in August and will seek expedited review. Our filing will include a request for a regulatory mechanism that will facilitate the acceleration of planned infrastructure modernization in the city of Chicago.

Peoples Gas and North Shore Gas for some time have been discussing the need for rate relief and their plans to make rate case filings with the Illinois Commerce Commission. These filings will be delayed however to allow for a clear focus by all parties on the merger filing. As the merger process proceeds Peoples will continue to discuss and evaluate when the best timing for these rate filings will be.

Larry Weyers:	Wisconsin Public Service Corporation filed its general retail rate case in Wisconsin on March 31. Hearings have been scheduled for September and we anticipate a decision in December. The new rates would become effective next January.

In summary, I direct your attention to slide 22. The combination of WPS Resources and Peoples Energy creates value for all stakeholders. It will create a regional energy leader that is focused on customer excellence and we continue to grow and enhance our core regulated utility operations and our non-regulated energy marketing business.

In addition we will continue to implement our asset management strategy while we maintain strong credit quality and focus on our ultimate goals creating long-term value for shareholders and benefits for all stakeholders. We will now open the call for questions.

Operator:	Thank you. If you would like to ask a question at this time simply press Star 1 on your phone. If you would like to cancel your question at any time please press Star 2. Once again that’s Star 1 if you have a question or comment and Star 2 to cancel. One moment please for our first question.

Once again, that’s Star 1 if you have a question and Star 2 to cancel. One moment please. Once again that’s Star 1 if you have a question and Star 2 to cancel. Once again that’s Star 1 if you have a question. Thank you. And our first question is from (Kathleen Vuchetich).

(Kathleen Vuchetich):	Good morning.

Larry Weyers:	Good morning (Kathleen).

(Kathleen Vuchetich):	I was wondering if I could ask about the dividend. It’s great news about increasing the dividend for WPS shareholders but I was wondering what payout ratio you think this will put the dividend at post-merger and whether or not there will be room for — to keep — maintain your policy of annual dividend increases thereafter or if there will have to be a couple of years of pause to catch up with the payout ratio.

Joe O’Leary:	(Kathleen) this is Joe O’Leary.

(Kathleen Vuchetich):	Hi Joe.

Joe O’Leary:	Hi. We anticipate that the combined company will have a payout — target ratio for payout at around 60% to 65% and we think that provides enough room for us to keep our tradition of dividend increases going.

(Kathleen Vuchetich):	Great. A second question, you guys talked about — the comment was made this morning that you would invest in Peoples infrastructure under the right regulatory framework. Can you clarify that a little bit? Have you already spoken with the regulators? What would constitute a proper regulatory framework?

Larry Weyers:	Well we haven’t actually discussed this with the ICC at this point but we would anticipate possibly increasing the amount of investment that Peoples has been making in their infrastructure modernization. We believe we could do that but obviously we would need the right regulatory framework in order to do that. So that’s kind of what we’re going to propose is an increase in that infrastructure investment and hopefully positive regulatory treatment.

(Kathleen Vuchetich):	Great. And final question, does this eliminate the plans for an equity offering for WPS for the remainder of the year?

Joe O’Leary:	(Kathleen) this is Joe. Obviously with this transaction taking place and us wanting to have a transition team that will take a look at asset management strategy, we would like to try to get that sorted out before we embark upon any more equity issuances at this particular point in time.

(Kathleen Vuchetich):	Great, thank you so much and good luck with this.

Joe O’Leary:	Thank you very much.

Larry Weyers:	Thank you (Kathleen).

Operator:	Thank you. Our next question is from (Dave Parker), Robert W. Baird.

(Dave Parker):	Congratulations, I wish you the best on the merger approval process.

Larry Weyers:	Hey thank you (David).

(Dave Parker):	Hey a couple of questions — $80 million in annual synergy savings. I guess my gut reaction is sounds high or it seems to — is that a — do you think — are you comfortable? Is that an aggressive number or maybe if you could give us a little more color on that.

Tom Patrick:	Well I can start. This is Tom. Actually based on the analysis that was done by (Booze Allen) we’re actually somewhat below average in terms of percentages of both the non-fuel O&M savings and position reductions so that it looks like these — and that takes into account the fact that we do have dispersed service territories. So we feel pretty comfortable about the ability to achieve these synergies.

(Dave Parker):	Is that - I'm sorry, go ahead.

Larry Weyers:	We expect about 23% of that to come from corporate and administrative programs, about 39% from staffing coordination, and then the rest of it from things like IT procurement change, natural gas supply, and our non-regulated entities.

(Dave Parker):	Is it — that $80 million annual number, how long does it take to achieve that number?

Joe O'Leary:	It will probably get to a steady state $80 million in the third year. We’ll have savings prior to that but probably get to that steady state around, you know, midpoint to the second year, the third year.

(Dave Parker):	Okay, thank you for that. And just a general question just about what the corporation will look like. Is this going to be a new corporation? I assume moving to Chicago may make a — I believe WPS is a Wisconsin corporation. What are the changes legally that have to go on there?

Larry Weyers:	Well it is — actually no legal changes to go on. The Wisconsin Holding Company Act does not require this holding company to be headquartered in Wisconsin and so the holding company will be headquartered down here. All of our subsidiaries including Wisconsin Public Service Corporation and the unregulated entities will be headquartered in Green Bay and the rest of the headquarters locations for the two utility subsidiaries down here as well as the ones in Michigan and Minnesota will stay where they are.

(Dave Parker):	Okay. Could you refresh my memory on just the Illinois statutes on the timing that where they would legally have to address the merger application? I know you talked about potentially getting an expedited review process.

Tom Patrick:	Yeah this is Tom Patrick. The time that is allowed for review of a merger application is the same as the time allowed for a rate case, 11 months after filing. However there has been a history in the past decade of the commission functioning on a much more accelerated basis and we think that with the appropriate applications and the right attention to regulatory concerns that we can manage that in a much more reasonable time period.

(Dave Parker):	All right, great. Thanks for your answers and again congratulations.

Larry Weyers:	Thank you (David).

Larry Weyers:	Thanks for your interest.

Operator:	Thank you. Our next question is from (Shelby Tucker) of Banc of America Securities.

(Shelby Tucker):	Just a couple of questions. One for Tom, could you give me a little more detail as to where you are in terms of earnings for Peoples and for North Shore? And then for Joe, there seems to be a pretty wide spread credit ratings between WPS and Peoples. And just could you address how you’re going to make sure you maintain your financial strength? And have you talked to the rating agencies? Thank you.

Tom Patrick:	On the earnings, Tom Nardi will take that.

Tom Nardi:	Yeah (Shelby), what was your question about Peoples and North Shore?

(Shelby Tucker):	Basically what’s your respective ROE at this point or at least - I guess a sense of...

Tom Nardi:	Yeah I think we disclosed in our last call that our regulated businesses would earn a regulated ROE in the 7% range.

(Shelby Tucker):	Okay.

Tom Nardi:	Normalized, normalized for weather.

(Shelby Tucker):	And how are you allowed at this point? I just apologize, I haven’t been following Peoples.

Tom Nardi:	Our last — we haven’t been in for a rate case in 11 years. The last allowed return was 11.1% at Peoples.

(Shelby Tucker):	Okay thank you.

Joe O’Leary:	And (Shelby) you had a question about the credit rating?

(Shelby Tucker):	Right, just a sense of how you’re going to bridge the gap.

Joe O’Leary:	You know, we think part of that is the asset management strategy, looking into that and finding ways to run the business in such a way that we can obtain the risk profile that enables us to maintain the WPS Resources Corporation existing credit rating. So we will work closely with the rating agencies to help them understand what it is we are planning on doing as a combined company to get them comfortable with that.

(Shelby Tucker):	And have you had any initial discussions already?

Joe O’Leary:	We’ve had some initial discussions.

(Shelby Tucker):	Okay, thank you.

Larry Weyers:	Thank you (Shelby).

Operator:	Thank you. Our next question is from (Doug Fisher) of A.G. Edwards.

(Doug Fisher):	Good morning.

Larry Weyers:	Good morning (Doug).

Larry Weyers:	Thanks for being with us.

(Doug Fisher):	Glad to be with you. Any — while you may not want to get into particulars, maybe you can talk conceptually about how you would deal with the regulated savings and how you would share those to any degree with customers and how that might dovetail with Peoples rate filings. And then I have a follow-up.

Joe O’Leary:	(Doug) this is Joe. I think in terms of the sharing we’ll address that more when we do our application. But I think if you look at other recent transactions that have taken place and commissions have — if you assume kind of an equitable benchmark of a 50/50 sharing, you know, in terms of trying to estimate this going forward for your purposes that might be something that you could use as a benchmark.

(Doug Fisher):	And I assume that something in that range is what you used in coming to your comment about accretion?

Joe O’Leary	Well obviously yeah. We looked at multiple ranges and the results of looking through those different analyses tell us that, you know, we think we can achieve the accretion.

(Doug Fisher):	Is it your expectation that retention of the savings would — you would ask for something permanent or would that be for a period of say five years as is often the case?

Joe O’Leary:	(Doug) I think we’ll have more to say about that later as we file the application.

(Doug Fisher):	Okay and maybe you can elaborate a little bit at how serious you are about either retaining or selling the E&P business and how you would protect yourself while this deal is pending against any potential decline in the price of natural gas from the forward curve.

Larry Weyers:	(Doug) this is Larry. The E&P business has been a good business for Peoples contributing to their asset and earnings growth and it’s not a business that WPS Resources knows a lot about. We want to spend the transition time getting more familiar with that business. I think we’ve done a good job on the due diligence but obviously getting to know it in more detail will be good.

Meanwhile of course we want the business to stay on plan and continue to build earnings and value. And this business will, just like all of our businesses, are always subject to review to make sure that we’re — it’s still a good earning asset for us.

(Doug Fisher):	And then lastly can you provide any color as to the range of magnitude of earnings accretion in ‘08?

Joe O’Leary:	(Doug) this is Joe. You know, when you talk about earnings accretion you’re talking about it from a perspective of two different companies. And at this time we’re not — we don’t — we’re not prepared to go into that level of detail.

(Doug Fisher):	Okay thank you.

Larry Weyers:	Thank you (Doug).

Operator:	Thank you. And our next question is from (David Dickens) of Deep Haven Capital Management.

(David Thickens):	Good morning.

Larry Weyers:	Good morning (David).

(David Thickens):	How are you? A couple of questions Larry. I read this morning that the transaction is expected to be accretive in 2008 to WPS earnings per share. Is that something that you have said or is that just something that the analysts have assumed?

Joe O’Leary:	(David) this is Joe O’Leary. I think we’ve stated that and if you go back in the script for today’s call you’ll see that we did state it in there that we expect it to be accretive for shareholders and it would be accretive for both current WPS shareholders as well as for Peoples Energy shareholders.

(David Thickens):	Okay can you - thanks. I just - I had trouble pulling the presentation up off the web.

Joe O’Leary:	Oh sorry, okay.

(David Thickens):	Can you tell me what is assumed in the regulatory outcomes for the Peoples case and also what is assumed on the E&P side of Peoples to get to that accretion number?

Joe O’Leary:	(David) this is Joe. Given the fact that you’re asking for hypotheticals relative to what would happen with the upcoming regulatory events, we’re not prepared to go into that kind of detail.

(David Thickens):	But, I mean, you’ve had to make some kind of assumptions, I mean, we have a utility that has been historically under earning and an E&P business that’s been under performing. I guess can you put some kind of framework? Or maybe not, you know, explicit details but put some kind of framework because clearly you’re assuming something other than the status quo from a regulatory perspective.

Larry Weyers:	(David) this is Larry. You know, one of the things that — Peoples hasn’t been in for a rate case for a long time. And what we’ve basically assumed is that we will receive appropriate regulatory treatment going forward. We’ve had a good history of working proactively with regulators and we expect to build that relationship in Illinois and get reasonable treatment. Those are basically the assumptions without going into numbers which we’re not prepared to do today as to what we think the outcome might be.

(David Thickens):	Okay and can you talk a little bit about the E&P, the assumptions on the E&P side at least in similar broad terms?

Larry Weyers:	Well right now we’re just assuming that the E&P business will continue to generate profits and continue to grow as it has. We will just, you know, if there’s any change in that then we would modify the strategy going forward.

(David Thickens):	Are you using forward strip pricing or taking some other view on commodity prices that you’re willing to share?

Tom Patrick:	This is Tom Patrick. I mean, we are assuming that the business goes forward per plan and in our separate, you know, disclosures and reports we have talked about that. The business over this next, you know, interim period doesn’t anticipate earnings growth as some of the hedges that it’s had in place roll off. So notwithstanding some dip in current prices, we’re feeling fine about the business, not concerned about the transition period.

Larry Weyers:	And (David) we have actually had several experts come in and provide us with some consulting service and valuations of that business and we’ve gotten comfortable with the advice that we have received.

(David Thickens):	Okay, thank you much.

Larry Weyers:	Thank you.

Operator:	Thank you. Our next question is from (Jim Harmon) of Lehman Brothers.

(Jim Harmon):	Hey good morning.

Larry Weyers:	Good morning (Jim).

(Jim Harmon):	I had two questions, one on the Peoples side. Does this merger do anything with respect to the timing of your divestiture of the power assets? Are they on hold? Are you going to go as planned?

Tom Patrick:	That is still underway. Those divestitures were, you know, relatively far along prior to our reaching this agreement and the plan is to go forward with those.

(Jim Harmon):	Okay and I think — okay then on the second question, you have identified $72 million of merger synergies at the regulated entity. And meanwhile on the Peoples side I think the last identified rate case number you were looking to file was about $115 million. I understand you’re not prepared to go into any detail per se but do you think the regulators will view each separately?

Tom Patrick:	This is Tom. I’m just going to (essay) the point that the — in the past the ICC has been able to make that kind of distinction. A merger transaction is a merger transaction. They will look at it in light of the criteria that applies to that and we will be able to show I think a good benefit for our customers as a result of this combination.

We heard earlier today about the strong customer service focus at WPS and the ability to incorporate those kind of best practices is going to bode well for our customers. And we also heard about their commitment to investing in service — rather in accelerated system improvement. So from the perspective of the merger which basically has the criteria that says that there shall be no harm to consumers, that would be, you know, we think that would be treated very positively.

In terms of whatever requirement there will be residually for rate relief, even talking about that $115 million number which of course would require a completely fresh look, that represented no more than about a 4% or 5% increase in rates for customers. So that was not a draconian increase in the first place.

(Jim Harmon):	Okay thank you.

Operator:	Thank you. Our next question is from (Steve Gambuzza) of Long Bow Capital.

(Steve Gambuzza):	Good morning and congratulations.

Larry Weyers:	Thank you (Steve).

(Steve Gambuzza):	I was just wondering if this might have any impact on your current pending rate case in Wisconsin in terms of, you know, the allocations of common cost, etc.

Larry Weyers:	No, this shouldn’t have any impact on the rate case in Wisconsin. There will probably be some of the synergy savings that are attributed to the Wisconsin customers eventually but that’s a ways down the road. The rate case that we’re filing today or have filed I believe just covers 2007 and potentially 2008.

(Steve Gambuzza):	Great, thank you very much.

Larry Weyers:	Thank you.

Operator:	Thank you. Our next question is from (Ashar Khan) of SAC.

(Ashar Khan):	Good morning and congratulations.

Larry Weyers:	Thank you (Ashar).

(Ashar Khan):	Larry I joined the call late. I don’t know if this question has been answered. But if I was looking at the slides you said that the new entity would have a payout ratio between 60% to 65%, correct?

Larry Weyers:	Yeah that’s our target longer term and we think we can get there relatively quickly.

(Ashar Khan):	So Larry, just going from that, $2.64 dividend, 60% payout would get you to nearly like $4.39, $4.40 in earnings. So I’m looking at that as 2008 being the first year so are we talking in those ballpark of earnings levels? Is that a fair assumption?

Joe O’Leary:	(Ashar) this is Joe O’Leary and based on a combined company the long-term target is to get to a 60% to 65% range. Given the number of variables that have to be dealt with in a transaction this size and the timing of the costs to be incurred, you know, we’ll have to work our way towards that payout.

So I think if I heard you right you were wondering if an assumption of an immediate payout range would take place right after the transaction, I would say that it’s more of a target that we’re striving to attain over the period of a few years.

(Ashar Khan):	A few years starting when?

Joe O’Leary:	Well once we get things closed. And at this point given the 11 month window possibly, that would be the longest period, you could do the — count it out from there. Hopefully we, hopefully, we would be able to get the regulators to consider an approval sooner than that and of course that would move the date up a little bit.

(Ashar Khan):	So Joe, at least by 2009 you should be at least at that level right? Is that a fair assumption?

Larry Weyers:	I think we’ll be at steady state at least by 2009 and possibly earlier.

(Ashar Khan):	Okay, that’s what I wanted to know. Thank you sir.

Larry Weyers:	Thank you.

Operator:	Thank you. And our next question is from (Andrew Levy) of (Bear Wagner). Mr. (Levy), and your line is open sir.

(Andrew Levy):	I said I was all set, thank you very much.

Larry Weyers:	Thank you.

Operator:	Thank you. And our next question is from (Paul Patterson) of (Glenrock) Associates.

(Paul Patterson):	How are you?

Larry Weyers:	Good.

(Paul Patterson):	I just wanted to — I’m sorry if I missed this. What was the goodwill associated with the transaction? I didn’t see that, I’m sorry.

JoeO’Leary:	This is Joe O’Leary. We’ll have more information on goodwill as we get the accounting squared away for this on a go forward basis and there will be more information available in our S-4 filing that will take place during this quarter.

(Paul Patterson):	Okay so you can’t give us a ballpark or anything that you’re looking at?

Joe O’Leary:	Yeah at this point, you know, I think what we’ll do is just wait and deal with that in the S-4.

(Paul Patterson):	Okay, the $200 million cost to achieve, it’s a one-time you say in the press release. Is that going to happen in 2007? Is that when we should expect that to come out?

Joe O’Leary:	A majority of — this is Joe. A majority of that is expected to take place within the first year after the deal is closed. In terms of, you know, which reporting year it ends up with again is somewhat contingent upon when we get the approval and close the deal. But, you know, certain costs of course could be incurred a little sooner. We expect that within about a one year period a majority of those costs would be incurred.

(Paul Patterson):	Okay and then if I understood (Dave) — your answer to (Dave)‘s question, you expect to be around that $80 million synergy savings around the 2008 timeframe too, right? Is that right? So they basically happen the same year?

JoeO’Leary:	That will be probably be, you know, later 2008, 2009 timeframe assuming that we get regulatory approval and are allowed to close earlier in 2007.

(Paul Patterson):	Okay and if it happens in the first quarter then it would be closer to 2009, if it happens in the first quarter of 2007? Am I understanding that correct?

Joe O’Leary:	Yeah.

(Paul Patterson):	Okay, thanks a lot guys.

Operator:	Thank you. And our next question is from (Melissa Copley) of (Copley) Advisors.

Larry Weyers:	We’re not receiving a question here.

Operator:	Once again? Ms. (Copley), and you’re now online.

(Melissa Copley):	I am?

Joe O'Leary:	There you are, now we can hear you.

Larry Weyers:	We can hear you now.

(Melissa Copley):	Oh you can hear me, all right. Well thank you for hosting the call today.

Larry Weyers:	Thank you for being with us.

(Melissa Copley):	Congratulations. My question relates to real estate. I'm curious about the $80 million in savings. Can you share what percentage of that savings or synergies will be attributed to real estate?

Joe O'Leary:	I don’t think we’ve got it broken down into that level of detail but it would probably be somewhere, you know, you’d probably find it buried in the corporate and administrative programs, somewhere down in that area. And right now that’s contemplated to be 23% but I don’t think real estate is going to be a significant portion of that.

(Melissa Copley):	Okay and is there a strategic plan for real estate? Is there an overall philosophy about how you’re going to handle the combination?

Larry Weyers:	Well WPS will continue with our real estate program which is through our asset management program we’re simply trying to get rid of real estate or change ownership of real estate that we no longer need or won’t need in the future. So that will continue.

We expect the majority of that effort to be completed I think we’re using 2008 or 2009 now. Some of it has been delayed because of regulatory processes. But we don’t anticipate that there’s going to be a huge amount of real estate synergies in this transaction.

(Melissa Copley):	Okay and last question is real estate planning and implementation expected to be handled on a consolidated basis after the merger or will it be handled separately out of Chicago and Wisconsin?

Larry Weyers:	I believe that the transition team that was going to be put in place which will consist of representatives from both companies will make decisions like that going forward. So I really — we haven’t made decisions of that level of detail yet.

(Melissa Copley):	Okay thank you so much and good luck.

Larry Weyers:	Thank you.

Operator:	Thank you. Our next question is from (Steven Rountos) of Talon Capital.

(Steven Rountos):	Hi, good morning.

Men:	Good morning (Steven). How are you doing?

(Steven Rountos):	Good, a couple of clarification questions. Of the $72 million of regulatory cost savings, how much of those are attributable to the Peoples gas operations or the Peoples operations?

JoeO’Leary:	This is Joe, (Steven). We haven’t gotten down to that level of detail. We did hire — or with the assistance of (Booze Allen Hamilton) we did do an overall study of what could be achieved in a merger, a typical merger of this size and we’ve come up with a rather broad based estimate. In terms of the execution and the implementation necessary to achieve those results, that is part of the focus of the transition team that Larry spoke of.

(Steven Rountos):	Okay, it sounded like from Larry’s comment though that some of them are attributable to WPS.

Tom Nardi:	This is Tom Nardi. The state-by-state analysis has not been completely done. That will be done before we file the merger application but there’s more work to do to allocate those synergies among the four states and four jurisdictions.

(Steven Rountos):	Okay, a related question — on the $200 million of cost to achieve, how much of that is recoverable in a regulatory framework?

Larry Weyers:	Well I’m not sure we know the answer to that until we approach the regulators and ask for recovery of that. But obviously if you’re spending money to capture synergies that the rate payers are going to experience in future years, we believe that’s an expenditure that should be covered by those that are going to benefit from the results. So we don’t know exactly how the regulators will treat the cost to achieve at this point but we believe it’s a legitimate cost of getting us those synergies.

(Steven Rountos):	Got it. Of the — the regulatory timeframe around the rate case for Peoples again, you’re looking to file a rate case once you receive regulatory approval from the ICC for the transaction?

Joe O'Leary:	Once again I don’t believe we have actually made any decisions regarding our rates, when rate cases will actually be filed. Obviously it will be a different schedule than what it would be if Peoples were stand-alone.

(Steven Rountos):	Okay, last question around the leverage and I think there were some questions about the credit rating agencies. Do you have a targeted debt to cap or a targeted FFO to debt level post the transaction? And what do you look like pro forma on a leverage basis?

Joe O’Leary:	(Steven) this is Joe. You know, given that we’re striving to maintain the credit rating that WPS Resources currently has, you can expect to see some similarities with regard to the capital structure. Of course, you know, we will be looking at the variations of what we can do with that capital structure.

I know I mentioned in our last earnings conference call that one of the things that we had given consideration to is a possible use of hybrid debt that would help us with regards to maintaining the credit ratings that we do have so that’s just another variable to throw in there. So it’s kind of hard to give you a projection of where we think we’re going to be.

But we are striving to get to the credit rating that WPS Resources currently holds and we will use — we will be having further talks with the rating agencies to explain more details about this and we’ll consult with them to see how we can achieve that.

(Steven Rountos):	Given the level, I know that you were going to evaluate your future equity needs in light of this acquisition and in light of the divestiture program that you might enter into. But if you just look at it on a stock per stock basis you’re obviously on a debt to cap — from a debt to cap perspective you’re actually delevering and your equity ratio goes to 56% or even above that.

You know, I think that from a shareholder standpoint I’m just curious what — if there are any thoughts around leverage of the company and kind of right sizing the balance sheet or normalizing the balance sheet.

Joe O’Leary:	I think we’ve talked in the past, typically we’ve tried to be somewhere around, you know, per equity being somewhere, you know, between 50%, 55% equity and, you know, we do have some other things relative to asset management that need to be completed that could have an impact on that. Because I’m guessing what you’re trying to also understand is what might happen with regards to future equity issuances.

So clearly those types of asset management strategies need to be taken into consideration before we could give you any further information.

Larry Weyers:	I would say that we will definitely right size the balance sheet consistent with the credit ratings that we desire.

(Steven Rountos):	I guess my question was would you do it the other way where if you were overequitized would you look at buying back stock?

Larry Weyers:	If we were overequitized I think we would do something to right size that balance sheet.

(Steven Rountos):	Okay great, thanks guys.

Operator:	Thank you. Our next question is from (Taren Miller) of USB.

(Taren Miller):	Good morning. I was wondering if you could discuss the actual legal corporate structure? Is Peoples Energy going to be a subsidiary under WPS or does Peoples Energy get assumed by WPS Resources?

Tom Patrick:	Yeah, Peoples Energy will become a subsidiary of WPS. That’s the end result. And then we’ll decide whether it still makes sense for that intermediate holding company to stay in place or not. But that will be the structure post-merger.

(Taren Miller):	Okay so the targeted rating that you’re talking about is at the ultimate holding company, WPS Resources, at maintaining the (single A)?

Joe O'Leary:	That’s correct.

(Taren Miller):	Okay, thank you very much.

Man:	Thank you (Taren).

Man:	We would certainly want to make sure that we’re trying to maintain the good credit ratings that all the utilities have.

Coordinator:	Thank you. Our next question is from (Louis Starks) of Chesapeake Partners.

(Louis Starks):	Hi, just to try and get a little bit more clarity on the Peoples rate case, would you expect, you know, in the end that the rate case will be filed and will be a part of the merger review? Or is it possible that, you know, it is filed after the ITC does approve the transaction?

Tom Patrick:	Well it’s - this is Tom. It will not be filed contemporaneously with the merger application.

(Louis Starks):	Right.

Tom Patrick:	The merger application takes precedence here.

(Louis Starks):	Sure.

Tom Patrick:	And what we do and how we handle the rate case in terms of its timing subsequent to that will depend on the progress that we make with the regulators here in understanding the transaction and taking the merger application forward. So it’s still an open question as to what the actual timing of that is going to be. It’s just that it will not be — we had been frankly expecting to file this month. We’re not going to do that.

(Louis Starks):	Okay, thank you very much.

Coordinator:	Thank you. Our next question is from (Henry Casaglia) of Alpine Associates.

(Henry Casaglia):	Hi guys, thank you for taking my call. I’m not sure if you guys talked about this in detail. The expedited review from Illinois — would that be the only thing that would delay — if you didn’t get that, would that be the only thing that would delay the deal in the past first quarter ‘07?

Man:	The legal advisors do not assume the other approval to present any kind of problems at this point in terms of timing.

(Henry Casaglia):	So if they in fact, you know, didn’t accept the increase infrastructure build out or what not, that would delay the deal. Do we have an idea of how much time past the first quarter of ‘07 we would be looking at?

Man:	No, that would not delay the deal. That - it sounds like that will be part of the WPS merger or the merger application of the combined companies but that would not delay the deal.

(Henry Casaglia):	All right, thank you.

Man:	Thank you (Henry).

Coordinator:	Thank you. Our next question is from (Mark Lunenberg) of Talon Capital.

(Mark Lunenberg):	Good morning, one quick follow-up. Historically you have raised the dividend consistently and it’s been in July. Unless I missed it I don’t see a dividend increase as part of this announcement. Am I to assume that there’s not going to be one this year?

Joe O’Leary:	This is Joe. I think, you know, you mentioned that it typically happens in July. Let's wait and see what happens in July.

(Mark Lunenberg):	Okay, very good. Thank you. And one quick follow-up question, I think the savings estimates of $72 million in the regulated business looks good and aggressive. I’m kind of surprised that taking two corporations into one would only get you $8 million in savings from the non-reg. Could you talk about that a little bit?

Man:	Well I think the non-regs are basically fairly new companies and they — their processes are pretty lean for the volume of business that they’re already doing. And so the synergies we expect to capture there are possibly some buying synergies because it’s a larger company. There’s — we actually have I think two offices in the Chicago area and a few things like that. But, you know, those are young companies. And the IT platforms that they use are fairly compatible I believe.

Man:	They’re also — that also is only a cost synergy number. We fully expect there to be margin opportunities from learning from each other’s best practices and bringing the WPS business, a strong platform in to the Chicago (unintelligible) region.

(Mark Lunenberg):	Okay great, thanks very much.

Man:	Thank you (Mark).

Coordinator:	Thank you. Our next question is from (Doug Fisher) of A.G. Edwards.

(Doug Fisher):	Thank you. Could you elaborate, you started to give a breakdown of the percentages for the synergies. And I was unclear whether that was for the regulated synergies or the total synergies. And then secondly what of either of those numbers would be related to gas procurement particularly on the regulated side? Of the $72 million, what would be related to gas procurement?

Joe O’Leary:	(Doug) this is Joe. The chart — the slide that is slide 16 provides those percentages. And that’s total synergies in terms of the breakdown in that. We don’t have the information to try to break it down to the different components within regulated although it should be fairly close to that except for the natural gas supply. I believe that one is entirely of a regulated nature.

(Doug Fisher):	Okay thank you Joe.

Man:	Thank you (Doug).

Coordinator:	Thank you. Our next question is from (Joe Volbro) of (Suttonbrook).

(Joe Volbro):	Hi, thanks. I don’t know if I missed it. Was there a (break-up) fee that you guys announced today?

Man:	Yes, it will be in the 8-K. I don’t know if we announced this but it will be - it’s part of the 8-K where the merger agreement will be, an exhibit to the 8-K.

(Joe Volbro):	Okay and that will be filed later...

Man:	That will be filed today.

(Joe Volbro):	Okay. That's all I had, thank you.

Coordinator:	Thank you. And our next question is from (Richard Dwight) of Thompson Financial. (Richard Dwight), and your line is open sir. Please unmute your phone if you have it muted. Mr. (Dwight), your phone is muted sir. Please unmute your phone.

And once again, if anyone else has a question please press Star 1 to ask a question and Star 2 to cancel. And once again that’s Star 1 if anyone else has a question. Thank you. And at this time I show no questions. Once again that’s Star 1 if anyone has a question. Thank you. And we do have a question from (Dean Ozofski) of Credit Suisse.

(Dean Ozofski):	Good morning. You say in your press release that your principal regulatory approvals will come from the ITC and FERC. There are other mentions in other places of also approval from the Public Service Commission of Wisconsin. Is there one that’s considered to be, you know, sort of tougher or more crucial than the other? Are they on different timelines, are they the same or different standards? And are there any other states which we should be concerned about?

Joe O’Leary:	This is Joe. With regards to your question on Wisconsin, under the regulatory rules of Wisconsin they need to approve the affiliate interest agreement that would be required in order to — for some sharing of services that may take place in the future and they’re not approving the transaction per se. Approval of the transaction is required in Illinois by the Illinois commission and approval of the transaction is also at the FERC level I believe as well.

Man:	No approvals are expected to be needed in the other states, Michigan or Minnesota.

(Dean Ozofski):	What’s the standard that’s applied to merger transactions in Illinois?

Man:	The basic criteria in a nutshell is that there be no harm to rate payers as a result of the transaction. There is a schedule of seven issues that need to be considered but they generally go to matters like not diminishing the utility’s ability to provide adequate, reliable, safe service, no unjustified subsidization of non-utility activities. I think this is a standard kind of list that you’ll see in most jurisdictions. But it can be summarized as no harm to consumers.

(Dean Ozofski):	No harm as opposed to positive public benefit in some places.

Man:	Right. Although as I have mentioned in my comments earlier I think that’s one of the good things about this. We’ll be able to go to the regulators and talk about positive benefits.

(Dean Ozofski):	I know that this combination has been talked about for a little while. How did you guys end up together?

Man:	I guess we saw each other at the dance and our strategic planning groups lurking around identified that this combination made a lot of sense for both companies. Other than that...

Man:	Yeah, I mean, it has been you can say a lengthy courtship. This was not lightly entered into. Both of us had identified one another as strong potential candidates really almost two years ago and had intermittent discussions over that period and it came together very well within the last few months.

(Dean Ozofski):	Was this the best of, I mean, was there any other attempt on either part to look outside this combination for — from a strategic perspective?

Larry Weyers:	You know, from our perspective at WPS Resources we look around the neighborhood at all our possible opportunities and have been doing so for a long time. And we believe that this one is right at the top.

Tom Patrick:	And from Peoples perspective we had. We view this as a strategic process and it was as a result of a strategic process that we had initial contact with WPS back in early 2005. And we’ve looked at it from the perspective of the financial strength of the company, the logic of the businesses fitting together, the elements that helped not just shareholders but customers and employees. So it was an all around strategic consideration.

(Dean Ozofski):	Okay, appreciate it. Thank you.

Man:	Thank you.

Coordinator:	Thank you. And we do have time for one more question and our question is from (A.J. Gupta) of (Rafu) Capital.

(A.J. Gupta):	Hey, how are you guys doing today?

Man:	Pretty good, how are you doing (A.J.)?

(A.J. Gupta):	Doing well. I apologize if you guys already addressed this. I had two questions, one to recap, there’s going to be no state approval required in Wisconsin?

Joe O’Leary:	This is Joe. There is no state - there is no requirement for approval of the transaction. There is a need for an approval of the affiliate interest agreement, affiliate services agreement, I’m sorry.

(A.J. Gupta):	Okay, and then as far as you have not released any as far as timing as far as the planned rate increase for Illinois? Those will be discussed later?

Man:	Yeah we haven’t actually determined when or if there will be a rate request in Illinois.

(A.J. Gupta):	Okay, any expected timeline for that decision, whether it will or will not happen? I mean...

Man:	Well we’re going to focus on the transaction and try to get the transaction approved first. And, you know, the transition team will be looking at other options during that time.

(A.J. Gupta):	Okay, thank you.

Man:	Thank you (A.J.).

Coordinator:	Thank you. And we’re at the end of our time now. I will turn the call back over to Mr. Weyers.

Larry Weyers:	On behalf of WPS Resources and Peoples Energy I want to thank you for joining us today to discuss the merger of our two companies. We believe the combination will create a leading diversified energy company in a transaction that will create benefits for both companies’ shareholders and other stakeholders.

If you have further questions please contact (Donna Sheedy) at WPS Resources at 920-433-1857 or (Doug Ruschau) of Peoples Energy at 312-240-3818. Thank you all for being with us today.

Coordinator:	And thank you for joining this conference call and you may disconnect at this time.

END